UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Final Amendment)
Equity Media Holdings Corporation

(Name of Issuer)
Common Stock, par value $0.0001 per share

(Title of Class of Securities)
294725106

(CUSIP Number)
Simon M. Lorne, Esq.
Millennium Management LLC
666 Fifth Avenue, 8th Floor
New York, New York 10103
(212) 841-4100

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)
October 31, 2008

(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

CUSIP No. 294725106	SCHEDULE 13D/A	Page 2 of 13

1	NAMES OF REPORTING PERSONS Millenco LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		42 (See Introduction)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

42 (See Introduction)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

42 (See Introduction)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO, BD

2

CUSIP No. 294725106	SCHEDULE 13D/A	Page 3 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Millennium Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,042 (See Items 5 and 6)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

33,042 (See Items 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,042 (See Items 5 and 6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

3

CUSIP No. 294725106	SCHEDULE 13D/A	Page 4 of 13

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Israel A. Englander

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC, OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☑

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		33,042 (See Items 5 and 6)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER

33,042 (See Items 5 and 6)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,042 (See Items 5 and 6)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

4

CUSIP No. 294725106	SCHEDULE 13D/A	Page 5 of 13

Explanatory Note
Introduction
     This Final Amendment to Schedule 13D (“Final Amendment to Schedule 13D”) amends and restates Amendment No. 4 to Schedule 13D filed on June 1, 2007 (the “Amendment No. 4 to Schedule 13D”) by Millenco LLC, Millennium Management LLC and Israel A. Englander, relating to their beneficial ownership of the common stock, par value $0.0001 per share (the “Common Stock”) of Equity Media Holdings Corporation, a Delaware corporation (the “Issuer”).
     This Final Amendment to Schedule 13D is being filed to (i) reflect the transfer of 23,000 shares of the Issuer’s Common Stock, 2,360,154 warrants to purchase the Issuer’s Common Stock (“Warrants”) and 10,000 units (“Units”) held by Millenco LLC to Integrated Core Strategies (US) LLC, which is wholly-owned by the same entity; and (ii) to reflect that the Warrants included in the previous beneficial ownership calculations are not currently exercisable under the terms of the Warrants. As a result of this transfer, Integrated Core Strategies (US) LLC is now the beneficial owner of the above described shares of the Issuer’s Common Stock.
Item 1.     Security and Issuer.
     The name of the Issuer is Equity Media Holdings Corporation. The address of the Issuer’s offices is One Shackleford Drive, Suite 400, Little Rock, Arkansas 72211. This Final Amendment to Schedule 13D relates to shares of the Issuer’s Common Stock. As described in the Introduction, Integrated Core Strategies (US) LLC also holds Warrants to purchase the Issuer’s Common Stock. Each Warrant entitles the holder to purchase one share of the Issuer’s Common Stock at a price of $5.00 per share. Although the Issuer completed its business combination with Equity Broadcasting Corporation on March 30, 2007 (the “Acquisition”), pursuant to their terms, the Warrants will become exercisable upon the effective date of a registration statement filed by the Issuer for the Common Stock underlying the Warrants (the “Registration Statement”). As of the date hereof, the Issuer does not have an effective Registration Statement and consequently the Warrants are not exercisable. Also as described above, Integrated Core Strategies (US) LLC holds Units. Each Unit consists of one share of Common Stock and two Warrants.
Item 2.     Identity and Background.
     (a)-(c), (f) This statement is being filed by Millenco LLC, a Delaware limited liability company (“Millenco”). Millenco is a broker-dealer and a member of the American Stock Exchange and the NASDAQ.
     Millennium Management LLC, a Delaware limited liability company (“Millennium Management”), is the manager of Millenco and consequently may be deemed to have voting control and investment discretion over securities owned by Millenco. Israel A. Englander (“Mr. Englander”) is the managing member of Millennium Management. As a result, Mr. Englander may be deemed to be the beneficial owner of any shares deemed to be beneficially owned by Millennium Management. The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares owned by Millenco. Millenco, Millennium Management and Mr. Englander will be collectively referred to as the reporting persons (“Reporting Persons”) in this Final Amendment to Schedule 13D.

CUSIP No. 294725106	SCHEDULE 13D/A	Page 6 of 13

     The business address for Millenco, Millennium Management and Mr. Englander is c/o Millennium Management, 666 Fifth Avenue, New York, New York 10103. Mr. Englander is a United States citizen.
     (d)  During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e)  On December 1, 2005, Millennium Management and Mr. Englander, together with Millennium Partners, L.P. (“Millennium Partners”) and certain related persons and entities, entered into settlements with the Securities and Exchange Commission (“SEC”) and the Attorney General of the State of New York (the “NYAG”) relating to allegations that Millennium Partners had engaged in a pattern of deceptive “market timing” of mutual fund shares in years prior to 2004 and, in the case of the settlement with the NYAG only, had failed to take adequate steps to prevent a trader from engaging in mutual fund “late trading” in violation of firm policy. The parties neither admitted nor denied the allegations or findings (except as to jurisdiction) but consented to the entry of findings. The SEC proceedings are In the Matter of Millennium Partners, L.P., et al. Securities Act Release No. 8639 (December 1, 2005), available at www.sec.gov. Contemporaneously, the NYAG issued an Assurance of Discontinuance relating to the claims and findings of that office.
     Neither the Reporting Persons nor any other party admitted or denied any of the allegations or findings in these matters. The remedies included disgorgement by the entities of approximately $148 million of mutual fund trading profits, civil penalties aggregating approximately $32.15 million (with approximately $30 million being paid by Mr. Englander), an administrative order to cease and desist from violations of the antifraud provisions of the Securities Act of 1933 and the Securities Exchange Act of 1934 (the “Exchange Act”), and prophylactic relief.
Item 3.     Source and Amount of Funds or Other Consideration.
     The amount of funds used to purchase the 42 shares of the Issuer’s Common Stock, beneficially owned by Millenco was approximately $19, calculated on an average cost basis (excluding brokerage commissions) by account. The amount of funds used to purchase the 33,000 shares of the Issuer’s Common Stock that are now beneficially owned by Integrated Core Strategies (US) LLC was approximately $191,104, calculated on an average cost basis (excluding brokerage commissions) by account. Millenco and Integrated Core Strategies (US) LLC effect purchases of securities primarily through margin accounts maintained for Millenco and Integrated Core Strategies (US) LLC with prime brokers, which may extend margin credit to Millenco and Integrated Core Strategies (US) LLC as and when required to open or carry positions in the margin accounts, subject to applicable margin regulations, stock exchange rules and the prime broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

CUSIP No. 294725106	SCHEDULE 13D/A	Page 7 of 13

Item 4.     Purpose of Transaction.
     The Reporting Persons are engaged in the investment business. In pursuing this business, the Reporting Persons analyze the operations, capital structure and markets of companies, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies (often at the invitation of management). From time to time, one or more of the Reporting Persons may hold discussions with third parties or with management of such companies in which the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of such companies as a means of enhancing shareholder value. Such suggestions or positions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act, including, without limitation, such matters as disposing of or selling all or a portion of the company or acquiring another company or business, changing operating or marketing strategies, adopting or not adopting certain types of anti-takeover measures and restructuring the Issuer’s capitalization or dividend policy.
     The Reporting Persons employ the services of a number of portfolio managers, each of whom independently employs a separate and distinct trading strategy. A portion of the securities of the Issuer held by the Reporting Persons are held in accounts of the Reporting Persons managed by portfolio managers who engage in event-, risk- or merger-arbitrage or fundamental strategies.
     Except as set forth above, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D. Each of the Reporting Persons may, at any time, review or reconsider its position with respect to the Issuer and formulate plans or proposals with respect to any of such matters, but has no present intention of doing so.
Item 5.     Interest in Securities of the Issuer.
     (a) As of the date hereof, Millenco was the beneficial owner of 42 shares of the Issuer’s Common Stock and Integrated Core Strategies (US) LLC was the beneficial owner of 33,000 shares of the Issuer’s Common Stock.
     Millennium Management, as the manager of Millenco, may also be deemed to beneficially own the above-described shares of the Issuer’s Common Stock beneficially owned by Millenco.

CUSIP No. 294725106	SCHEDULE 13D/A	Page 8 of 13

     Millennium Management is also the general partner of Integrated Holding Group LP, a Delaware limited partnership (“Integrated Holding Group”), which is the managing member and 100% shareholder of Integrated Core Strategies (US) LLC, and consequently may be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Integrated Core Strategies (US) LLC.
     Mr. Englander, as the managing member of Millennium Management, may also be deemed to beneficially own the above-described shares of Common Stock beneficially owned by Millenco and Integrated Core Strategies (US) LLC.
     The foregoing should not be construed in and of itself as an admission by Millennium Management or Mr. Englander as to beneficial ownership of the shares held by Millenco and Integrated Core Strategies (US) LLC.
     As described above, Millenco holds 42 shares of Common Stock. As described in the Introduction, Integrated Core Strategies (US) LLC holds 33,000 shares of Common Stock (consisting of (i) 23,000 shares of the Issuer’s Common Stock and (ii) 10,000 Units). Accordingly, as of the date of this filing, Mr. Englander and Millennium Management may be deemed to be beneficial owners of 33,042 shares of Common Stock which represents approximately 0.1% of the outstanding shares of Common Stock. The calculation of the foregoing percentage is on the basis of 40,278,642 shares of Common Stock outstanding as of August 18, 2008, as per the Issuer’s Form 10-Q, dated August 18, 2008.
     (b)  Millenco may be deemed to hold shared power to vote and to dispose of the 42 shares of Common Stock described in (a) above. Integrated Core Strategies (US) LLC may be deemed to hold shared power to vote and dispose of 33,000 shares of Common Stock. Mr. Englander and Millennium Management may be deemed to hold shared power to vote and to dispose of the 33,042 shares of Common Stock described in (a) above. The foregoing should not be construed in and of itself as an admission by Mr. Englander or Millennium Management as to beneficial ownership of the shares held by Millenco and Integrated Core Strategies (US) LLC.
     (c)  Transactions in the Issuer’s Common Stock and Warrants by the Reporting Persons during the past 60 days: In addition to the transfer as described in the Introduction, Schedule A annexed hereto lists all transactions in the Issuer’s Common Stock by the Reporting Persons during the past 60 days. All of the transactions in the Issuer’s Common Stock were effected by Millenco in the open market.
     (d)  No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Final Amendment to Schedule 13D.
     (e)  The Reporting Persons have never been the beneficial owners of five percent of the Issuer’s Common Stock. Following the Acquisition, the Reporting Persons erroneously reported the Warrants as exercisable, although no Registration Statement had been filed, as required to exercise the Warrants pursuant to their terms. Since the Warrants are not currently exercisable until an effective Registration Statement covering the securities underlying the Warrants is filed with the SEC, and no such Registration Statement has yet been filed, the Reporting Persons are not the beneficial owners of more than five percent of the Issuer’s Common Stock.

CUSIP No. 294725106	SCHEDULE 13D/A	Page 9 of 13

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     In connection with arrangements with Integrated Core Strategies (US) LLC’s and Millenco’s prime brokers, such prime brokers are permitted to lend securities in Integrated Core Strategies (US) LLC’s and Millenco’s accounts to the extent permitted by debit balances in such account. Integrated Core Strategies (US) LLC and Millenco generally will not have any knowledge of the specific loans made by such prime brokers. In addition, in the ordinary course of business, Integrated Core Strategies or Millenco (or their prime brokers), may borrow securities to satisfy delivery obligations arising from short sales and may lend securities to third parties and such loans generally may be recalled upon demand.
     There are no other contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.
Item 7.     Material to Be Filed as Exhibits.
     Exhibit I: Joint Filing Agreement, dated as of November 6, 2008, by and among Millenco LLC, Millennium Management LLC and Israel A. Englander.

CUSIP No. 294725106	SCHEDULE 13D/A	Page 10 of 13

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 6, 2008

MILLENCO LLC
By:	/s/ Mark Meskin
	Name:	Mark Meskin
	Title:	Chief Executive Officer

MILLENNIUM MANAGEMENT LLC
By:	/s/ David Nolan
	Name:	David Nolan
	Title:	Co-President

/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

CUSIP No. 294725106	SCHEDULE 13D/A	Page 12 of 13

EXHIBIT I
JOINT FILING AGREEMENT
     This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, par value $0.0001 per share, of Equity Media Holdings Corporation, a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
Dated: November 6, 2008

MILLENCO LLC
By:	/s/ Mark Meskin
	Name:	Mark Meskin
	Title:	Chief Executive Officer

MILLENNIUM MANAGEMENT LLC
By:	/s/ David Nolan
	Name:	David Nolan
	Title:	Co-President

/s/ Israel A. Englander by David Nolan pursuant to Power of Attorney filed with the SEC on June 6, 2005
Israel A. Englander

CUSIP No. 294725106	SCHEDULE 13D/A	Page 12 of 13

Schedule A
Transactions in the Issuer’s Common Stock during the last 60 days:

	Quantity Purchased	Price Per Share
Date of Transaction	(Sold)	($)
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/11/2008	100	0.46
9/12/2008	(100)	0.56
9/12/2008	(100)	0.56
9/12/2008	(100)	0.56
9/12/2008	(100)	0.56
9/12/2008	(100)	0.56
9/12/2008	(100)	0.56
9/12/2008	(100)	0.56
9/12/2008	(100)	0.56

CUSIP No. 294725106	SCHEDULE 13D/A	Page 13 of 13

	Quantity Purchased	Price Per Share
Date of Transaction	(Sold)	($)
9/12/2008	(100)	0.56
9/12/2008	(100)	0.56
9/12/2008	(100)	0.56
9/12/2008	(100)	0.56
9/12/2008	(100)	0.56
9/12/2008	(100)	0.56
9/16/2008	(100)	0.51
9/16/2008	(100)	0.51
9/16/2008	(100)	0.51
9/16/2008	(100)	0.51
9/16/2008	(100)	0.51
9/16/2008	(100)	0.51
9/16/2008	(100)	0.51
9/16/2008	(100)	0.51
9/16/2008	(100)	0.51
9/18/2008	(100)	0.47
9/18/2008	(100)	0.47
9/18/2008	(100)	0.47
9/18/2008	(100)	0.48
9/18/2008	(100)	0.48
9/22/2008	(100)	0.46
9/23/2008	(100)	0.54
9/23/2008	(58)	0.54
Note: All purchases were effected by Millenco.